NEWS

Sequans Communications
Preliminary Fourth Quarter and full year 2024 Financial Results

PARIS - February 11, 2024 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading developer and provider of 5G/4G semiconductors and IoT modules, today announced preliminary financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter and full year 2024 Summary Preliminary Results Table:

(in US$ millions, except share and per share data)	Q4 2024	Q3 2024 (1)	Q4 2023	Full year 2024	Full year 2023
Revenue	$11.0	$10.1	$4.8	$36.8	$33.6
Gross profit	$7.5	$8.3	$0.6	$27.8	$24.1
Gross margin (%)	68.1%	82.5%	12.2%	75.5%	71.7%
Operating income (loss)	($5.3)	$87.1	($12.6)	$69.5	($29.8)
Net profit (loss)	($2.7)	$72.4	($17.3)	$57.0	($41.0)
Diluted income (loss) per ADS (2)	($0.11)	$2.62	($0.71)	$2.01	($1.82)
Non-IFRS diluted income (loss) per ADS (2) (3)	($0.08)	$2.91	($0.56)	$2.73	($1.36)
Weighted average number of diluted ADS (IFRS) (2)	25,008,543	24,891,762	24,373,331	24,829,019	22,518,400
Weighted average number of diluted ADS (Non-IFRS) (2)	25,008,543	27,675,736	24,373,331	28,404,302	22,518,400
(1) Q3 2024 preliminary results were revised to reflect the final allocation of the Qualcomm deal transaction proceeds, with the effect of adding $172,000 to the net gain on sale
(2) Reflects the change in ADS to ordinary share ratio effective October 9, 2024
(3) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Loss includes significant non-cash interest expense, debt amendment and change in value of embedded derivative that are excluded from Non-IFRS measures

Georges Karam, CEO of Sequans, stated, “2024 was a pivotal year for Sequans, marked by the successful $200 million Qualcomm deal. This milestone secures the future of our 4G business, strengthens our financial position, and enables us to continue innovating and developing new 4G/5G IoT products. Reinvigorated by this achievement, we grew our fourth-quarter total revenue by 9% sequentially while doubling our product revenue, in line with our guidance.”

Mr. Karam continued, "Looking ahead, we are committed to achieving operating income breakeven by 2026. This goal is supported by the renewal of strong business momentum and the anticipated growth from Monarch 2 and Calliope 2 shipments in 2025. Another key component of our strategy is new product development and innovation, validated by our recent acquisition of ACP, Advanced Circuit Pursuit A.G., strengthening our leadership in IoT cellular technology and accelerating the development of our 5G eRedCap chip.”

Mr. Karam concluded, “We are equally committed to improving revenue and reducing our cash burn from operating activities. By focusing on strong execution and financial discipline, we are positioning Sequans for sustainable, long-term success."

Q1 2025 Outlook

The following statement is based on management’s current assumptions and expectations. This statement is forward-looking, and actual results may differ materially.

Management expects total revenue to be in the range of $7-8 million, with product revenue contributing about 50% reflecting the seasonal weakness we typically see in the first quarter. In addition, licensing revenue related to the Qualcomm deal is expected to be lower than the amount recognized in Q4 2024.

Fourth Quarter 2024 Financial Summary:

Sequans reports preliminary fourth quarter and full year 2024 financial results

Revenue: Revenue was $11.0 million, an increase of 8.9% compared to the third quarter of 2024 and an increase of 130.0% compared to the fourth quarter of 2023. Product revenue was $4.7 million, an increase of 101.4% compared to the third quarter of 2024 and an increase of 19.5% compared to the fourth quarter of 2023. License and services revenue was $6.2 million compared to $7.7 million in the third quarter of 2024, in both quarters primarily related to partial deliveries under the 5G broadband platform license to Qualcomm.

Gross margin: Gross margin was 68.1% compared to 82.5% in the third quarter of 2024 and 12.2% in the fourth quarter of 2023.

Operating profit (loss): Operating loss was $5.3 million compared to operating gain of $87.1 million in the third quarter of 2024 and operating loss of $12.6 million in the fourth quarter of 2023. Operating profit in the third quarter of 2024 included the net gain on sale of the 4G IP assets to Qualcomm for $152.9 million, partially offset by a $56.6 million loss on the impairment of 5G broadband platform assets and operating expenses of $17.5 million.

Net profit (loss): Net loss was $2.7 million, or ($0.11) per diluted ADS, compared to net gain of $72.4 million, or $2.62 per diluted ADS, in the third quarter of 2024 and net loss of $17.3 million, or ($0.71) per diluted ADS, in the fourth quarter of 2023.

Non-IFRS profit (loss) and diluted profit (loss) per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt and associated embedded derivatives and other financings, non-IFRS net loss was $2.1 million, or ($0.08) per diluted ADS, compared to non-IFRS net gain of $80.5 million, or $2.91 per diluted ADS in the third quarter of 2024, and net loss of $13.7 million, or ($0.56) per diluted ADS, in the fourth quarter of 2023.

Cash: Cash and cash equivalents at December 31, 2024 totaled $62.1 million compared to $173.6 million at September 30, 2024. In October 2024, approximately $85 million in matured debt and accrued interest was repaid, as well as large payments of past due trade payables, and payment of costs and fees related to the Qualcomm transaction that closed on September 30, 2024.

Conference Call Details

Date: Tuesday, February 11, 2025
Time: 8:00 a.m. ET / 14:00 CET
U.S. toll-free: 1-800-717-1738 1
International: +1-646-307-1865
Access: When prompted, provide the event title or access code 06231.

A live and archived webcast of the call will be available from the Investor Relations section of the Sequans website at www.sequans.com/investors/webcasts-and-presentations. An audio replay of the conference call will be available until February 18, 2025, by dialing toll-free 1-844-512-2921 in the U.S. or +1 412-317-6671 from outside the U.S., using the following access coder: 1106231.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, including the impact of the recently closed Qualcomm strategic transaction on our continuing operations, revenue and expense expectations in Q1 2025 and anticipated breakeven timeline. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” "committed to", “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the completion of the transaction; and potential negative effects of the consummation of the Qualcomm transaction on the market price of Sequans’ ADS and ordinary shares. Many factors

Sequans reports preliminary fourth quarter and full year 2024 financial results could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law. We have not filed our Form 20-F for the year ended December 31, 2024. As a result, all financial results described in this earnings release should be considered preliminary, and are subject to change to reflect any necessary adjustments or changes in accounting estimates, that are identified prior to the time we file our Form 20-F.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specializing in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP, and services. Our LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: Kim Rogers (USA), +1 385.831.7337, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports preliminary fourth quarter and full year 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2024	Sept 30, 2024 (1)	Dec 31, 2023

Revenue :
Product revenue	$4,747	$2,357	$3,971
License and services revenue	6,233	7,723	802
Total revenue	10,980	10,080	4,773
Cost of revenue	(3,506)	(1,767)	(4,190)
Gross profit	7,474	8,313	583
Gain on sale of 4G intangible and tangible assets, net	—	152,891	—
Research and development expense	(7,362)	(8,603)	(6,316)
Sales and marketing expense	(2,457)	(3,359)	(2,911)
General and administrative expense	(2,982)	(5,512)	(3,969)
Impairment of 5G broadband platform intangible and tangible assets	—	(56,633)	—

Operating profit (loss)	(5,327)	87,097	(12,613)
Financial income (expense):
Interest income (expense), net	549	(9,294)	(3,120)
Change in fair value of convertible debt derivative	—	—	134
Foreign exchange gain (loss)	908	(714)	(1,000)
Profit (Loss) before income taxes	(3,870)	77,089	(16,599)
Income tax expense	1,204	(4,682)	(681)
Profit (Loss)	$(2,666)	$72,407	$(17,280)
Attributable to :
Shareholders of the parent	(2,666)	72,407	(17,280)
Minority interests	—	—	—
Basic income (loss) per ADS	($0.11)	$2.91	($0.71)
Diluted income (loss) per ADS	($0.11)	$2.62	($0.71)
Weighted average number of ADS used for computing:
— Basic (1)	25,008,543	24,891,762	24,373,331
— Diluted (1)	25,008,543	27,675,736	24,373,331
(1) Preliminary Q3 2024 results were revised to reflect the final allocation of the Qualcomm deal transaction proceeds, with the effect of adding $172,000 to the net gain on sale
(2) Reflects the change in ADS to ordinary share ratio effective October 9, 2024

Sequans reports preliminary fourth quarter and full year 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31,
(in thousands of US$, except share and per share amounts)	2024	2023

Revenue :
Product revenue	$12,007	$8,060
License and services revenue	24,755	25,556
Total revenue	36,762	33,616
Cost of revenue	(8,993)	(9,476)
Gross profit	27,769	24,140
Gain on sale of 4G intangible and tangible assets, net	152,891	—
Research and development expense	(28,367)	(26,124)
Sales and marketing expense	(11,819)	(11,861)
General and administrative expense	(14,312)	(15,993)
Impairment of 5G broadband platform intangible and tangible assets	(56,633)	—

Operating profit (loss)	69,529	(29,838)
Financial income (expense):
Interest income (expense), net	(22,869)	(11,233)
Change in fair value of convertible debt derivative	3	3,200
Impact of debt amendment	13,620	247
Foreign exchange gain (loss)	548	(692)
Profit (Loss) before income taxes	60,831	(38,316)
Income tax expense	(3,791)	(2,674)
Profit (Loss)	$57,040	$(40,990)
Attributable to :
Shareholders of the parent	57,040	(40,990)
Minority interests	—	—
Basic income (loss) per ADS	$2.30	($1.82)
Diluted income (loss) per ADS	$2.01	($1.82)
Weighted average number of ADS used for computing:
— Basic (1)	24,829,019	22,518,400
— Diluted (1)	28,404,302	22,518,400
(1) Reflects the change in ADS to ordinary share ratio effective October 9, 2024

Sequans reports preliminary fourth quarter and full year 2024 financial results

SEQUANS COMMUNICATIONS S.A.
PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2024	2023
ASSETS
Non-current assets
Property, plant and equipment	$4,049	$6,815
Intangible assets	5,558	64,300
Deposits and other receivables	3,236	801
Other non-current financial assets	353	360
Total non-current assets	13,196	72,276
Current assets
Inventories	3,021	6,335
Trade receivables	4,355	8,115
Contract assets	122	497
Prepaid expenses	1,479	1,422
Other receivables	16,666	4,839
Research tax credit receivable	4,327	9,983
Short-term deposits	53,000	—
Cash and cash equivalents	9,093	5,705
Total current assets	92,063	36,896
Total assets	$105,259	$109,172
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 251,408,922 shares authorized, issued and outstanding at December 31, 2024 (246,262,004 shares at December 31, 2023)	$2,934	$2,878
Share premium	14,513	14,568
Other capital reserves	74,811	70,261
Accumulated deficit	(36,322)	(93,362)
Other components of equity	(757)	(416)
Total equity	55,179	(6,071)
Non-current liabilities
Government grant advances, loans and other liabilities	5,586	3,256
Lease liabilities	332	1,645
Provisions	1,340	2,222
Deferred tax liabilities	260	264
Contract liabilities	850	—
Total non-current liabilities	8,368	7,387
Current liabilities
Trade payables	6,025	16,281
Interest-bearing receivables financing	3,817	9,544
Lease liabilities	1,233	1,471
Convertible debt	—	52,278
Convertible debt embedded derivative	—	3
Unsecured related party loan	—	8,922
Government grant advances and loans	5,546	4,606
Contract liabilities	10,051	5,852
Other current liabilities and provisions	15,040	8,899
Total current liabilities	41,712	107,856
Total equity and liabilities	$105,259	$109,172

Sequans reports preliminary fourth quarter and full year 2024 financial results

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31,
(in thousands of US$)	2024	2023
Operating activities
Profit (Loss) before income taxes	$60,831	$(38,316)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,415	4,594
Amortization and impairment of intangible assets	60,773	7,348
Share-based payment expense	4,126	7,104
Increase in provision	(128)	(97)
Interest expense, net	22,869	11,233
Change in the fair value of convertible debt embedded derivative	(3)	(3,200)
Convertible debt amendment	(13,620)	(247)
Foreign exchange loss	84	741
Gain on disposal of intangible and tangible assets	(157,095)	—
Working capital adjustments
Decrease (increase) in trade receivables and other receivables	3,906	(41)
Decrease in inventories	3,314	3,052
Increase in research tax credit receivable	(2,224)	(3,204)
Increase (decrease) in trade payables and other liabilities	(11,637)	7,252
Increase (decrease) in contract liabilities	4,464	(199)
increase (decrease) in government grant advances	2,230	(1,080)
Income tax paid	(678)	(2,201)
Net cash flow used in operating activities	(19,373)	(7,261)
Investing activities
Purchase of intangible assets and property, plant and equipment	(3,316)	(5,457)
Capitalized development expenditures	(16,428)	(24,115)
Proceeds from sale of intangible assets	165,611	—
Purchase of financial assets	(20)	(41)
Decrease (increase) of short-term deposit	(53,000)	5,000
Interest received	850	176
Net cash flow from (used in) investing activities	93,697	(24,437)
Financing activities
Public and private equity offering proceeds, net of transaction costs paid	—	25,450
Proceeds from interest-bearing receivables financing	3,075	1,483
Proceeds from related party loans	14,000	9,000
Proceeds from interest-bearing research project financing	934	545
Payment of lease liabilities	(1,725)	(1,321)
Repayment of convertible debt	(45,000)	—
Repayment of government loans	(1,705)	(1,126)
Repayment of related party loans	(23,000)	—
Repayment of interest-bearing research project financing	(1,316)	(939)
Interest paid	(16,199)	(1,356)
Net cash flows used in (from) financing activities	(70,936)	31,736
Net increase (decrease) in cash and cash equivalents	3,388	38
Net foreign exchange difference	—	(4)
Cash and cash equivalents at January 1	5,705	5,671
Cash and cash equivalents at end of the period	9,093	5,705

Sequans reports preliminary fourth quarter and full year 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2024	Sept 30, 2024 (3)	Dec 31, 2023
IFRS profit (loss) as reported	$(2,666)	$72,407	$(17,280)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	480	682	1,958
Non-cash change in the fair value of convertible debt embedded derivative	—	—	(134)
Non-cash interest on convertible debt and other financing (2)	62	7,510	1,707
Non-IFRS profit (loss) adjusted	$(2,124)	$80,471	$(13,749)
IFRS basic profit (loss) per ADS as reported (3)	($0.11)	$2.91	($0.71)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03	$0.08
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	($0.01)
Non-cash interest on convertible debt and other financing (2)	$0.00	$0.30	$0.08
Non-IFRS basic profit (loss) per ADS (3)	($0.08)	$3.23	($0.56)
IFRS diluted profit (loss) per ADS (3)	($0.11)	$2.62	($0.71)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.02	$0.08
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	$0.00	($0.01)
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.28	$0.08
Non-IFRS diluted profit (loss) per ADS (3)	($0.08)	$2.91	($0.56)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$18	$22	$48
Research and development	228	(333)	600
Sales and marketing	(41)	355	439
General and administrative	275	638	871
(2) Related to the difference between contractual and effective interest rates
(3) Preliminary Q3 2024 results were revised to reflect the final allocation of the Qualcomm deal transaction proceeds, with the effect of adding $172,000 to the net gain on sale
(4) Reflects the change in ADS to ordinary share ratio effective October 9, 2024

Sequans reports preliminary fourth quarter and full year 2024 financial results

SEQUANS COMMUNICATIONS S.A.

PRELIMINARY UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31,
	2024	2023
IFRS profit (loss) as reported	$57,040	$(40,990)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	4,126	7,274
Non-cash change in the fair value of convertible debt embedded derivative	—	(3,200)
Non-cash interest on convertible debt and other financing (2)	16,377	6,531
Non-cash impact of convertible debt amendment	—	(247)
Non-IFRS profit (loss) adjusted	$77,543	$(30,632)
IFRS basic profit (loss) per ADS as reported (3)	$2.30	($1.82)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.17	$0.32
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.14)
Non-cash interest on convertible debt and other financing (2)	$0.65	$0.29
Non-cash impact of convertible debt amendment	$0.00	($0.01)
Non-IFRS basic profit (loss) per ADS (3)	$3.12	($1.36)
IFRS diluted profit (loss) per ADS (3)	$2.01	($1.82)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.15	$0.32
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.14)
Non-cash interest on convertible debt and other financing (2)	$0.58	$0.29
Non-cash impact of convertible debt amendment	$0.00	($0.01)
Non-IFRS diluted profit (loss) per ADS (3)	$2.73	($1.36)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$84	$131
Research and development	722	2,039
Sales and marketing	992	1,540
General and administrative	2,328	3,564
(2) Related to the difference between contractual and effective interest rates
(3) Reflects the change in ADS to ordinary share ratio effective October 9, 2024